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SUPPL

FORM 55-102F6
INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal inform... [redacted] ...d used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the ... chewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securitie... Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory ... e any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which t... hone number(s) set out on the back of this report.

02042585

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 4/4/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 W41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870

BUSINESS FAX NUMBER: 604-685-6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

02 JUL 15

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(200 000)							(200000)	12	See Remarks
Options	87365							87365	12	293020 BC Ltd.
Warrants	580000							580000	11	
Common	806900	09/07/02	10	4000		0.25		810900	11	
		09/07/02	10	1000		0.26		811900	11	
Warrants	1508758							1508758	12	See Remarks.
Common	1186421	03/07/02	10	3000		0.24		1189421	12	

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the (200000) private options, 293020=(170000) Cdn Gravity=(30000)
Of the 1508758 Indirect warrants, 293020=922445, Cdn Gravity=586313
Of the 1189421 Indirect common, 293020=474330, Cdn Gravity=715091

dw 7/15

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 12/07/02